                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   SCHEDULE TO
                                 (RULE 14d-100)

       TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(E)(1)OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 1

                          Credit Acceptance Corporation
--------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))

                          Credit Acceptance Corporation
--------------------------------------------------------------------------------
                        (Name of Filing Person (Offeror))

                     Common Stock, Par Value $.01 Per Share
--------------------------------------------------------------------------------
                           (Title of Class Securities)

                                   225310-10-1
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                Charles A. Pearce
            Vice President - General Counsel and Corporate Secretary
                          Credit Acceptance Corporation
                     25505 West Twelve Mile Road, Suite 3000
                            Southfield, MI 48034-8339
                                 (248) 353-2700
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)
                                 With a copy to:

                               Mark A. Metz, Esq.
                               Dykema Gossett PLLC
                             400 Renaissance Center
                                Detroit, MI 48243
                                 (313) 568-6800

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------

          Transaction Valuation*                Amount of Filing Fee**
          ----------------------                ----------------------
               $ 44,200,000                           $ 3,576

* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of 2,600,000 shares of the outstanding common stock at a price of $17.00 per share in cash.

** The amount of the filing fee equals $80.90 per $1 million of the transaction value and is estimated in accordance with Rule 0-11 under the Securities Exchange Act of 1934.

[X] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid:    $3,576           Filing Party: Credit Acceptance Corporation
                            ---------------                   -----------------------------------


    Form or Registration No.:  Schedule TO      Date Filed:           November 26, 2003
                             --------------                --------------------------------------


    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

    [ ]   third-party tender offer subject to Rule 14d-1.
    [X]   issuer tender offer subject to Rule 13e-4.
    [ ]   going-private transaction subject to Rule 13e-3.
    [ ]   amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer:[ ]


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

         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 26, 2003 (the "Schedule TO") by Credit Acceptance Corporation, a Michigan corporation (the "Company" or "CAC"), in connection with the offer by the Company to purchase up to 2,600,000 shares of its Common Stock, par value $.01 per share (the "Shares") at a price between $12.50 and $17.00 per Share, net to the seller in cash without interest, upon the terms and subject to the conditions described in the Offer to Purchase dated November 26, 2003 (the "Offer to Purchase") and the related Letter of Transmittal (the "Letter of Transmittal"), which together, as each may be amended or supplemented from time to time, constitute the "Offer" and which are appended to and filed with the Schedule TO as Exhibits (a)(1) and (a)(2), respectively.

ITEM 1. SUMMARY TERM SHEET.

         The section of the Offer to Purchase captioned "Summary Term Sheet," under the subsection "What will the purchase price for the shares be and what will be the form of payment?" is hereby amended by amending and restating the seventh sentence to read as follows:

                  You should understand that this election will have the same effect as if you selected the minimum price of $12.50 per share.

ITEM 4. TERMS OF THE TRANSACTION.

         The section of the Offer to Purchase captioned "Section 1. Number of Shares; Proration" under the subsection "General" is hereby amended by amending and restating the second sentence of the fifth paragraph to read as follows:

                  Alternatively, shareholders desiring to tender shares can choose not to specify a price and, instead, specify that they will sell their shares at the purchase price ultimately paid for shares properly tendered and not properly withdrawn in the tender offer, which could result in the tendering shareholder receiving a price per share as low as $12.50 or as high as $17.00, and will have the same effect as if the shareholder selected the minimum price of $12.50 per share.


         The section of the Offer to Purchase captioned "Section 3. Procedures for Tendering Shares" under the subsection "Proper Tender of Shares" is hereby amended by amending and restating the second sentence of the second paragraph to read as follows:

                  Note that this election will have the same effect as if you selected the minimum price of $12.50 per share.


         The information set forth in the section of the Offer to Purchase captioned "Section 7. Conditions of the Tender Offer" is incorporated herein by reference. In addition, the section of the Offer to Purchase captioned "Section
7. Conditions of the Tender Offer" is hereby amended by amending and restating paragraph (7) to read as follows:

                  (7) any change or event has occurred or is threatened in CAC or CAC's subsidiaries' business, condition (financial or otherwise), assets, income, operations, prospects or stock ownership that, in the reasonable judgment



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

                  of CAC, is or is reasonably likely to have a material adverse effect on CAC and its subsidiaries; or



ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

         The section of the Offer to Purchase captioned "Section 15. Fees and Expenses" is hereby amended by amending and restating the first paragraph to read as follows:

                  CAC has retained Georgeson Shareholder Communications, Inc. to act as information agent and Computershare Trust Company of New York to act as depositary in connection with the tender offer. The information agent may contact holders of shares by mail, telephone, telegraph and in person, and may request brokers, dealers, commercial banks, trust companies and other nominee shareholders to forward materials relating to the tender offer to beneficial owners. The information agent and depositary will receive reasonable and customary compensation for their services as information agent and depositary. The amount of such compensation is not material to CAC's business or operations. The information agent and depositary will also be reimbursed by CAC for specified reasonable out-of-pocket expenses, and will be indemnified against certain liabilities in connection with the tender offer, including certain liabilities under the U.S. federal securities laws.


ITEM 11. ADDITIONAL INFORMATION.

         The section of the Offer to Purchase captioned "Important" is hereby amended by amending and restating the second paragraph to read as follows:

                  If you wish to maximize the chance that your shares will be purchased by us, you should check the box in the section of the letter of transmittal captioned "Shares Tendered at Price Determined Under the Tender Offer." You should understand that this election will have the same effect as if you selected the minimum price of $12.50 per share.


         The section of the Offer to Purchase captioned "Forward-Looking Statements" is hereby amended by deleting the first sentence of the second paragraph.

         The section of the Offer to Purchase captioned "Section 10. Certain Information Concerning CAC" under the subsection "Incorporation by Reference" is hereby amended by amending and restating the first paragraph to read as follows:

                  CAC's annual report on Form 10-K for the year ended December 31, 2002, its quarterly reports on Form 10-Q for the quarters ended March 31, 2003, June 30, 2003 and September 30, 2003, and its Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 11, 2003 are incorporated herein by reference and shall be deemed to be a part hereof. Any statement contained in a document incorporated by reference herein shall be deemed to be



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
                  modified or superseded for purposes of this offer to purchase to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified shall not be deemed to constitute a part of this offer to purchase, except as so modified or superseded.


         The cover page of the Letter of Transmittal is hereby amended by amending and restating the last sentence of paragraph 2. to read as follows:

                  You should understand that this election will have the same effect as if you selected the minimum price of $12.50 per share.


         The section of the Letter of Transmittal entitled "Price Per Share At Which Shares Are Being Tendered" on page 6 is hereby amended by amending and restating the last sentence of Box B to read as follows:

                  I understand this action will have the same effect as if I selected the minimum price of $12.50 per share.


         The section of the Letter of Transmittal entitled "Instructions to Letter of Transmittal Forming Part of the Terms of the Tender Offer" on page 10 is hereby amended by amending and restating the second sentence of instruction
5. to read as follows:

                  Selecting Box B will be treated the same as if the shareholder selected the minimum price of $12.50 per share.




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

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.


                                            CREDIT ACCEPTANCE CORPORATION


Dated: December 18, 2003                    By:  /s/ Brett A. Roberts
                                                --------------------------------
                                                    Brett A. Roberts
                                                   Chief Executive Officer





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